Reimbursement Agreement

The Pennsylvania Avenue Funds will reimburse officers and trustees not affiliated with the Investment Adviser to compensate for travel expenses and telecommunication costs, as applicable, associated with performance of their duties.
Trustees not affiliated with the Investment Adviser will also receive the sum of $99 for each meeting attended in person. As the Fund grows in total assets, the Board of Trustees may place them on salaries commensurate with their duties.

The Fund has no plans to compensate officers, employees and trustees who are affiliated with the Investment Adviser except indirectly through payment of the management fee.